Report of Voting Results
Submitted Pursuant to

Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders of ImmunoPrecise Antibodies Ltd. (the "Company") held on December 13, 2022, at the offices of Lavery, de Billy, L.L.P., 1 Place Ville Marie, 40th Floor, Montreal, Quebec (the "Meeting"). Each of the matters is described in greater detail in the Company's management information circular dated November 11, 2022 (the "Circular").

(a) The number of directors was set at six. The following are the voting results on this matter:

	FOR	% FOR	AGAINST	% AGAINST
Number of Directors	4,172,534	96.16%	166,745	3.84%

(b) In the Circular, management of the Company proposed six nominees for election as directors of the Company for the ensuing year or until their successors are duly elected or appointed. After distribution of the Circular and proxy materials, Anna K. Petterson, a nominee for re-election, notified the Company that she has accepted a position with another company and, due to a potential conflict of interest, will no longer be acting as a director of the Company. The remaining five nominees were elected. The following are the voting results on this matter:

	FOR	% FOR	WITHHELD	% WITHHELD
Jennifer L. Bath	4,277,141	98.57%	62,138	1.43%
Robert D. Burke	3,891,345	89.68%	447,934	10.32%
Lisa Helbing	4,148,499	95.60%	190,780	4.40%
James Kuo	1,664,677	38.36%	2,674,602	61.64%
Gregory S. Smith	3,733,816	86.05%	605,463	13.95%

(c) Grant Thornton LLP was reappointed as the Company's auditors and the directors were authorized to fix the remuneration to be paid to the auditors. The following are the voting results on this matter:

	FOR	% FOR	WITHHELD	% WITHHELD
Reappointment of Auditors	6,210,748	99.84%	9,784	0.16%

(d) The Company's 10% rolling stock option plan was approved and ratified. The following are the voting results on this matter:

	FOR	% FOR	AGAINST	% AGAINST
Stock Option Plan	4,273,041	98.47%	66,238	1.53%

(e) The Company's shareholder rights plan was reconfirmed. The following are the voting results on this matter:

	FOR	% FOR	AGAINST	% AGAINST
Shareholder Rights Plan	4,297,459	99.04%	41,820	0.96%

Dated this 5th day of January 2023.

IMMUNOPRECISE ANTIBODIES LTD.

By:	(signed) Brad McConn
Name: Brad McConn
Title: Chief Financial Officer